Exhibit 1.2

CONFIDENTIAL

Date: September 8, 2017

To: True Leaf Medicine International Ltd.
32 - 100 Kalamalka Lake Rd
Vernon, BC, V1T 9G1

Re: Proposed Financing, IPO and Corporate Finance Transactions - Amendment 1

Dear Darcy Bomford:

We are pleased to submit the following revised letter agreement with respect to one or more planned financings or U.S. initial public offerings by and for True Leaf Medicine International Ltd., its subsidiaries and affiliates, or any other corporate entities that may be utilized from time to time ("the Company"), consisting of the Company's securities. This letter agreement supersedes all prior agreements between Boustead and the Company with respect to the foregoing matters.

Boustead Securities, LLC ("Boustead") is pleased to act as exclusive financial advisor to the Company, including its affiliates and subsidiaries, in connection with the Company's intention to pursue the corporate finance activities described in this letter agreement or any combination thereof (any such activities in Sections 2(a)(i), (ii), and/or (iii) below henceforth being referred to as a "Transaction"). The exclusive best efforts engagement outlined herein has the objective of providing growth capital and stock liquidity for the Company's expansion plan.

The final terms of the Transaction will be dictated by pre-existing investor interest, market conditions and the financial performance of the Company and its consolidated subsidiaries prior to the date of first sale of the Company's securities (the "Offering Date").

This letter agreement ("Agreement") states certain conditions and assumptions upon which the proposed Transaction to be underwritten by Boustead will be based. It is our intent, immediately prior to the Offering Date, to enter into an exclusive Underwriting Agreement with the Company. Boustead will act as lead underwriter for the Transaction on a "best efforts" basis. We reserve the right to bring in such other co-managers and selected dealers for the offering as we shall determine who shall be reasonably acceptable to the Company, and the Company reserves the right to refer to all Boustead co-underwriter candidates as "Syndicate Members". Neither the Company nor Boustead shall unreasonably withhold approval of any Syndicate Member. The Underwriting Agreement and related agreements shall contain such terms and conditions as are customarily contained in agreements of such character.

This Agreement will confirm the understanding and agreement between Boustead and the Company as follows:

1. Advisory Services: Boustead will provide advisory services to the Company in the areas of corporate development, corporate finance and/or capital placement transactions.

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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Boustead will also introduce other firms, products and services to the Company as needed during the normal course of business and act as coordinator for all activities within its purview. It is also understood that Boustead is acting as an advisor only, and shall have no authority to enter into any commitments on the Company's behalf, or to negotiate the terms of any transaction, or to hold any funds or securities in connection with any transaction or to perform any other acts on behalf of the company without the Company's express written consent.

2. Fees and Expenses: In connection with the services to be rendered hereunder, the Company agrees to pay Boustead the following fees and expenses:

a) Success Fees:

i. Corporate Transactions: Other than in the Company's normal course of business activities, any sale, merger, acquisition, joint venture, strategic alliance, or other similar agreements shall accrue compensation to Boustead under a percentage fee of the Aggregate Consideration (as defined below) calculated as follows:

  8.0% for Aggregate Consideration of less than USD$10,000,000 plus
  7.0% for Aggregate Consideration between USD$10,000,000 - USD$25,000,000, plus
  6.0% for Aggregate Consideration between USD$25,000,001 - USD$50,000,000, plus
  4.0% for Aggregate Consideration between USD$50,000,001 - USD$75,000,000, plus
  2.0% for Aggregate Consideration between USD$75,000,001 - USD$100,000,000, plus
  1.0% for Aggregate Consideration above USD$100,000,000

"Aggregate Consideration" means the greater of the total amount actually payable or the value assigned to a Transaction, whether due at the closing of such Transaction ("Closing") or deferred by the Company or any affiliate of the Company, and shall include all cash or cash equivalents, the principal amount of any notes, all classes of securities issued, the aggregate amounts payable pursuant to any consulting agreements, employment agreements, agreements not to compete and similar agreements, and the aggregate amount of value of any bank or term loans or other debts assumed or refinanced as part of the Transaction.

For clarity, the Company shall not be required to pay Boustead a success fee for any Transaction covered by this Section 2(a)(i) that involves any of the parties listed in Schedule A annexed hereto, including their affiliates and subsidiaries.

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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ii. Debt Financing: For any debt financing Transaction, including notes, term loans, promissory notes, debentures, etc., Boustead shall receive upon the Closing: (i) a success fee, payable in cash, equal to four percent (4%) of the gross proceeds received by the Company at such Closing, plus (ii) warrants in the entity financed, with a cashless exercise provision, equal to four percent (4%) of the gross proceeds received by the Company at such Closing, exercisable at a strike price equal to one hundred and fifty percent (150%) of the fair market value price of the common shares of the Company as of the date the Company receives the funds, in whole or in part, at any time within three (3) years from issuance. For example, if a debt financing of USD$10 million is completed, and the Company's common shares were then valued at USD$5 per share, Boustead would be paid a cash commission of USD$400,000, and receive warrants to purchase 80,000 common shares of the Company, with Boustead paying a fixed price of USD$5 per share, exercisable for three (3) years.

iii. Equity Investment: For any equity investment into the Company, including any common shares, preferred shares, convertible securities, subordinated debt with warrants or any other securities convertible into common shares, or any other form of debt instrument involving any other form of equity participation, Boustead shall receive upon Closing: (i) a success fee, payable in cash, equal to six percent (6%) of the gross proceeds received by the Company at such Closing, plus (ii) warrants in the entity financed, with a cashless exercise provision, equal to eight percent (8%) of the gross proceeds received by the Company at such Closing, exercisable at a strike price equal to one hundred and fifty percent (150%) of the fair market value price of the common shares of the Company as of the date the Company receives the funds, in whole or in part, at any time within three (3) years from issuance. For example, if an equity investment of USD$10 million is completed, where the Company sold two million of its common shares at USD$5 per share, Boustead would be paid a cash commission of USD$800,000, and receive warrants to purchase 120,000 common shares of the Company, with Boustead paying a fixed price of USD$7.50 per share, exercisable for three (3) years.

b) Expenses: The Company also agrees to reimburse Boustead, promptly when invoiced, for all of its reasonable out-of-pocket expenses including but not limited to reasonable fees and expenses of underwriters counsel, third party due diligence fees, crowdfunding listing fees and expenses in connection with the performance of its services hereunder, regardless of whether a Transaction occurs. Upon the earlier of the termination of this Agreement or completion of a Transaction, the Company agrees to pay promptly in cash any unreimbursed reasonable expenses that have

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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accrued as of such date. Any expense exceeding USD$2,000 shall be pre-approved in writing by the Company.

c) Advisory Fees: Upon execution of this Agreement the Company shall pay Boustead an advisory fee of USD$25,000. Upon any extension of the Engagement Period (as defined below), the Company shall pay Boustead an additional advisory fee of $25,000. Such expenses shall not exceed, on an aggregate basis, one-half percent (0.5%) of the aggregate dollar amount of the Shares sold in the Offering as permitted by FINRA Rule 5110(f)(2)(D).The parties agree to engage in discussion of all such reasonable expenses from time to time before such expenses are incurred. No reimbursement of expenses shall occur prior to the commencement of the public sale of the securities being offered in Company's offering.

3. Indemnification: The Company agrees to indemnify Boustead as set forth in Schedule C annexed hereto and made a part hereof.

4. Successors and Assigns: This Agreement shall be binding upon any and all successors and assigns of the Company (including any corporation surviving any merger to which the Company is a party). Boustead shall be permitted to assign its rights or delegate its obligations hereunder by operation of law, including as a result of the partial or total merger or consolidation of Boustead with another entity.

5. Term: The term of this Agreement (the "Engagement Period") will expire upon the earlier to occur of (i) twelve (12) months from the date Boustead receives an executed copy of this Agreement from the Company or (ii) the mutual written agreement of the Company and Boustead. The Engagement Period may be extended for additional six (6) month periods under the same terms and conditions as described herein by mutual written agreement of the Company and Boustead. Upon the termination or expiration of this Agreement, the Company shall pay Boustead any reasonable out-of-pocket expenses incurred up to the date thereof. In addition, upon termination or expiration of this Agreement, Boustead shall be entitled to a Success Fee(s), as defined above, if the Company completes a Transaction with a party which became aware of the Company or which became known to the Company as a result of Boustead's actions prior to such termination or expiration (in either case, the "Identified Party (ies)"), during the twelve (12) month period following the termination or expiration of this Agreement.

6. Future Services: Removed and Reserved.

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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7. Governing Law; Dispute Resolution: This Agreement shall be deemed to have been made in the State of California and shall be construed, and the rights and liabilities determined, in accordance with the law of the State of California, without regard to the conflicts of laws rules of such jurisdiction. Any controversy or claim relating to or arising from this Agreement (an "Arbitrable Dispute") shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the Judicial Arbitration and Mediation Services (the "JAMS") as such rules may be modified herein or as otherwise agreed by the parties in controversy. The forum for arbitration shall be Los Angeles County, California. Following thirty (30) days' notice by any party of intention to invoke arbitration, any Arbitrable Dispute arising under this Agreement and not mutually resolved within such thirty (30) day period shall be determined by a single arbitrator upon which the parties agree.

8. USA Patriot Act: Boustead is committed to complying with U.S. statutory and regulatory requirements designed to combat money laundering and terrorist financing. The USA Patriot Act requires that all financial institutions obtain certain identification documents or other information in order to comply with their customer identification procedures.

9. Confidentiality: All non-public information concerning the Company and its subsidiaries which is given to Boustead will be used by Boustead solely in the course of the performance of its services hereunder and will be treated confidentially by Boustead and any retained advisors and agents for as long as such information remains non-public. Except as otherwise required by law, Boustead will not use such information or disclose such information to a third party, other than its Representatives (as herein defined) who have a need to know such information in connection with the transaction contemplated by this Agreement and who agree to keep such information confidential.

This Agreement is for confidential use of the Company and Boustead only and may not be disclosed by the Company to any person other than its attorneys, accountants and financial advisors, and only on a confidential basis in connection with a proposed Transaction, except where disclosure is required by law or is mutually consented to in writing by Boustead and the Company.

10. Access to Information: In connection with Boustead's activities on the Company's behalf, the Company agrees that it will furnish Boustead with all information concerning the Company that Boustead reasonably deems appropriate and that the Company will provide Boustead with reasonable access to its officers, accountants, attorneys and other professional advisors. The Company represents that all information made available to Boustead will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. In rendering its services hereunder, Boustead will be utilizing

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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and relying on the information without independent verification thereof or independent appraisal of any of the Company's assets.

11. Disclosure: During the Engagement Period and for sixty (60) days thereafter, the Company agrees not to issue any press releases or communications to the public relating to this engagement or any Transaction without Boustead's prior approval or unless otherwise required by law, which will not be unreasonably withheld or delayed, and the Company agrees that such press release will state that the transaction and/or financing was arranged by Boustead, unless mutually agreed otherwise or unless otherwise required by law. The Company further agrees that Boustead may, at its own expense, publicize its services to the Company hereunder, including, without limitation, issuing press releases, placing advertisements and referring to the transaction or financing on Boustead's website.

12. Modification: This Agreement may not be modified or amended except in writing duly executed by the parties hereto.

13. Notices: Any notices given hereunder shall be in writing and may be delivered by hand, e-mail, fax or first class mail to the following addresses (or at such other email, fax number or address as shall hereafter be specified by such party by like notice):

If to the Company, to:

Darcy Bomford, CEO
32 - 100 Kalamalka Lake Rd
Vernon, BC, V1T 9G1
Email: darcy@trueleaf.com

In the case of Boustead:

Keith Moore, CEO
Boustead Securities, LLC
6 Venture, Suite 325
Irvine, CA 92618
Fax: 815-301-8099
Email: keith@boustead1828.com

Notices shall be deemed to have been given contemporaneously in the case of fax or e- mail. Notices given by first class mail shall be deemed to have been given seven days after mailing. Evidence that the notice was properly addressed, stamped and mailed shall be prima facie evidence of mailing.

14. Waiver: Neither Boustead's nor the Company's failure to insist at any time upon strict compliance with this Agreement or any of its terms nor any continued course of such

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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conduct on their part shall constitute or be considered a waiver by Boustead or the Company of any of their respective rights or privileges under this Agreement.

15. Severability: If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

16. Counterparts: This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Agreement. All counterparts so executed shall constitute one agreement binding on the parties hereto, notwithstanding that the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Agreement.

17. Entire Agreement: This Agreement (together with Schedule A-C) constitutes the entire agreement between the Company and Boustead. No other agreements, covenants, representations or warranties, express or implied, oral or written, have been made by either party hereto to any other party concerning the subject matter hereof. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants and warranties concerning the subject matter hereof are merged herein and shall be of no further force or effect.

Please confirm that the foregoing is in accordance with our understanding by signing and returning one copy of this Agreement to Boustead to indicate the Company's acceptance of the terms set forth herein.

Very truly yours,

Boustead Securities, LLC

By:
Keith Moore
CEO

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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Accepted as of the date first above written:

Company

By:
Name: Darcy Bomford
Title: CEO

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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Schedule A
List of Permitted Parties

Abattis Bioceuticals Corp.
Aurora Cannabis Inc.
Beleave Inc.
Canopy Growth Corporation
Enertopia Corporation
The Green Organic Dutchman Holdings Ltd.
InMed Pharamceuticals Inc.
Industrial Alliance
Lexaria Bioscience Corp.
MedReleaf Corp.
Naturally Splendid Enterprises Ltd.
Organigram Holdings Inc.
Paul Rosen

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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Schedule B

Not Applicable

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com

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Schedule C
Indemnification

      The Company agrees that it shall indemnify and hold harmless Boustead, its members, managers, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party with respect to, caused by, or otherwise arising out of any transaction contemplated by this Agreement or Boustead's performing the services contemplated hereunder; provided, however, the Company will not be liable to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from Boustead's gross negligence or bad faith in performing such services.

      If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the Company shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and Boustead on the other, from the transaction or proposed transaction under this Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and Boustead on the other, but also the relative fault of the Company and Boustead; provided, however, in no event shall the aggregate contribution of Boustead and/or any Indemnified Party be in excess of the net compensation actually received by Boustead and/or such Indemnified Party pursuant to this Agreement.

      The Company shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

      In the event any Indemnified Party shall incur any expenses covered by this Exhibit A, the Company shall reimburse the Indemnified Party for such covered expenses within ten (10) business days of the Indemnified Party's delivery to the Company of an invoice therefor, with receipts attached. Such obligation of the Company to so advance funds may be conditioned upon the Company's receipt of a written undertaking from the Indemnified Party to repay such amounts within ten (10) business days after a final, non-appealable judicial determination that such Indemnified Party was not entitled to indemnification hereunder.

      The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of Boustead's engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company's business or assets.

Boustead Securities, LLC	Direct phone:	+1 949 295-1580
6 Venture, Suite 325	Email:	keith@boustead1828.com
Irvine, CA 92618 USA	Web:	www.boustead1828.com